UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change - March 04, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 04, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: March 04, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

4 March 2009
BARCLAYS BOARD CHANGE

Barclays PLC and Barclays Bank PLC are pleased to announce the following appointment to the Boards of Directors, effective from 10 March 2009, subject to normal regulatory clearances.

Simon Fraser has been appointed to the Boards of Barclays PLC and Barclays Bank PLC as a non-executive Director, with effect from 10 March 2009. Simon spent his career at Fidelity International Limited, where he held a number of positions, including Chief Investment Officer (CIO) from 1999-2005, President of Fidelity International's European and UK Institutional business and latterly President of the Investment Solutions Group. He stepped down from executive responsibilities at the end of 2008.

Marcus Agius, Barclays Chairman, said today, "I am delighted that Simon is joining Barclays. His successful track record as CIO for Fidelity International and his direct experience of the investment and business world will bring valuable insight to the Board."

For further information please contact:

Alistair Smith
Head of Media Relations
Barclays PLC
Tel: +44 (0) 20 7116 6132